

March 26, 2021

Wenxiu Zhong
Chief Executive Officer
Baosheng Media Group Holdings Ltd
Room 901, Block B
Jinqiu International Building, No. 6 Zhichun Road
Haidian District, Beijing, China

> **Re: Baosheng Media Group Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed March 18, 2021**
> **File No. 333-254449**

Dear Ms. Zhong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li